Exhibit 99.1

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank as at October 31, 2024.

As at October 31, 2024
(in millions of Canadian dollars)
Subordinated Debt	8,377

Total Equity
Preferred Shares(1) and Other Equity Instruments(2)	8,087
Common Shares	23,921
Contributed Surplus	354
Retained Earnings	46,469
Accumulated Other Comprehensive Income	5,419

Total Shareholders’ Equity	84,250
Non-controlling Interest in Subsidiaries	36
Total Equity	84,286

Total Capitalization	92,663

Notes:

(1)

Preferred Shares classified under Total Equity consist of Class B Preferred Shares Series 31, 33, 44, 50 and 52. For more information on the classification of Preferred Shares, please refer to Note 17 of the audited consolidated financial statements of Bank of Montreal for the year ended October 31, 2024.

(2)

The Other Equity Instruments described under Total Equity consist of Additional Tier 1 Capital Notes and Limited Recourse Capital Notes, Series 1, 2, 3, 4 and 5. Please refer to Note 17 of the audited consolidated financial statements of Bank of Montreal for the year ended October 31, 2024.